

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 28, 2010

Mr. Peter B. Hamilton
Senior Vice President and Chief Financial Officer
Brunswick Corporation
1 N. Field Court
Lake Forest, Illinois 60045

     Re: Brunswick Corporation
            Form 10-K for the fiscal year ended December 31, 2009
            Filed on February 23, 2010
            File No. 001-01043

Dear Mr. Hamilton:

     We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      Brian Cascio
                      Accounting Branch Chief